
MIM

File No. 82-173


03022882


SEC MAIL PROCESSING
RECEIVED
JUN 17 2003
WASH. D.C.
188
SECTION

6 June 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

SUPPL

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

per
MARIAN GIBNEY
Secretary and General Counsel

encl

dlw 6/24

File No. 82-173


MIM

6 June 2003

Company Announcements
Australian Stock Exchange Limited
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

Dear Sir / Madam

We enclose the addresses to shareholders for the MIM Scheme Meeting by Leo Tutt, Chairman and Vince Gauci, Managing Director.

Yours faithfully

Marian Gibney
Company Secretary/General Counsel

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 Facsimile (07) 3832 2426 Website www.mim.com.au

File No. 82-173



6 June 2003

Information Release

MIM SCHEME MEETING ADDRESSES TO SHAREHOLDERS BY LEO TUTT, CHAIRMAN AND VINCE GAUCI, MANAGING DIRECTOR

CHAIRMAN'S ADDRESS:

Before we go on to debate the motion before the meeting, I would like to say a few words about the MIM Board's views in relation to the Xstrata offer. As I think you will be aware, the Board has resolved by a 6:1 majority that the offer is in the best interests of MIM shareholders. The 6 non-executive directors have recommended that you vote in favour of the offer at this meeting. The managing director, Vince Gauci, has however recommended that you vote against the offer.

What I propose to do is to outline the non-executive directors' reasons for recommending the offer and then to ask Vince to outline the reasons for his recommendation.

Before outlining the non-executive directors' views, however, I would like to make one point very clear. That is that neither the Board nor the management of MIM initiated a process to sell this company. However, given that Xstrata approached us, the Board were obliged to fully consider and investigate the merits of the offer, and that is what we have done.

Even though the views of the non-executive directors and the managing director differ in relation to those merits, I think that all directors have throughout acted in what they honestly believe is in the best interests of shareholders.

Turning now to the non executive directors' views, I'd like to mention a number of factors that we gave particular attention to in reaching the conclusions we have and thereby giving shareholders the opportunity to consider the matter:

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (61 7) 3833 8000 Facsimile (61 7) 3832 2426 Website www.mim.com.au



1. Firstly, the offer price is at a substantial premium to the prices at which MIM shares have generally traded over an extended period of time and represents a 43 per cent premium to the average MIM share price of $1.20 during the month before the Xstrata discussions were announced.

2. Secondly, following the approach by Xstrata last year, the company undertook an extensive process over several months to seek alternative offers for the Company, and to identify alternative transactions and proposals involving parts of the Company, in an effort to achieve the best value for shareholders. For example, we approached all relevant mining companies and, where appropriate, offered to provide access to detailed information regarding the company. We also reviewed alternative transactions involving parts of the company to assess whether they might provide the best overall value. Flowing from this we received and considered formal and informal proposals, each of which was considered on its merits. However, in the end, in the view of the non-executive directors none of these alternatives delivered near term certain value in excess of $1.72 per share.

3. Thirdly, we looked at the likelihood of MIM shares trading at prices in excess of $1.72 in the near term in the absence of the Xstrata or any superior offer, and the risks associated with MIM's medium and long term trading value, including not only operational risks, but also external conditions such as commodity prices and exchange rates. Our conclusions on this were that without the Xstrata offer, MIM shares were likely to trade at prices significantly below the Xstrata offer price in the near term. We believe that trading at a price higher than $1.72 per share would probably only be realised in the medium to longer term and that there is no guarantee of that.

   Since the Information Memorandum was released, there have been fluctuations in external conditions impacting the likely current year profitability of the company's continuing operations, which I will mention in a minute, but which evidence the company's earnings volatility.



4. Fourthly, we carefully considered MIM's current development assets, including the Rolleston coal project, the Mount Isa open pit and the McArthur River open pit/metal-on-site expansion. The Rolleston project is approved and under development. While, in our view the Mount Isa open pit and the McArthur River expansion potentially represent additional value for MIM, the likelihood, quantum and timing of that value is uncertain at this stage of their evaluation. We also noted that to exploit the potential value of these projects would require substantial new capital. For example, early estimates of the total life of mine capital for these two projects are over $2.5 billion.

   In contrast to this, the Xstrata offer price is $1.72 per share in cash, to be paid to shareholders approximately two weeks after this meeting if the resolution is approved, and subject to court approval.

5. Fifthly, we noted that the Independent Expert, Grant Samuel, had, after having extensive access to the Company's operations, plans and projections for some months, concluded that the offer price was fair, and that the Scheme was in the best interests of MIM shareholders. The principal approach used by Grant Samuel in valuing MIM's major assets was by discounted cash flow analysis. Grant Samuel assessed a value range for the Company of between $1.70 and $2.24 per share. The Grant Samuel report was included in full in the Information Memorandum sent to shareholders.

It was for these reasons that we formed the view that the Xstrata offer is in the best interests of shareholders and have recommended it to you, subject to any higher offer.

The events since the date this meeting was convened have not changed that view:

- There have been some good things that have happened since that time, including an estimated $41 million write back of closure provisions in respect of the Avonmouth zinc smelter site in the UK and the grant earlier this week of the mining lease for Rolleston.


MIM

- However, we have also had to revise downwards our estimated net profit after tax for the June half 2003 for MIM's continuing operations.

  Like many other companies, MIM's financial results are being adversely affected by the strengthening Australian dollar compared to the US dollar. This has enabled us to further reduce the currency hedge book without cash outflows but, as has been noted many times before, all other things being equal we are NET better off with a lower A$.

  On 19 May MIM announced that it estimated that the net profit after tax for continuing operations for the June half is unlikely to exceed the first (December 2002) half's $33 million.

- Also, since this meeting was convened, no higher offer has emerged for your shares.

In conclusion, the six non-executive directors on the Board, recommend that you vote in favour of the resolution at this meeting. I would now like to call upon the managing director, Vince Gauci, to address the meeting on the resolution.

MANAGING DIRECTOR'S ADDRESS:

Ladies and gentlemen, the Xstrata offer price of $1.72 a share undervalues our company.

This bid is being made when most of the very significant improvements have been made at MIM and when we are in a period of depressed global economic conditions and low commodity prices.

I maintain the view that the offer is too low, is opportunistic and it provides substantially more benefits to Xstrata than to our shareholders.

In summarising the position I set out in the Information Memorandum a month ago, I should like to remind you where our company was a few years ago, where it is now and where it is going.

In short, I intend to make the points to you that this company is a different company from its past, that it has a future, and that in particular when the shares last traded at greater than $1.72 per share (in intra-day trading 10 January 2000), the company was a much weaker company than it is today.


MIM

THIS IS NOW A DIFFERENT COMPANY

Our company is a different business today from what it was only a short few years ago.

The Management of MIM changed approximately 8 years ago when Nick Stump joined MIM as Managing Director.

This was the catalyst for change.

He recruited a completely new senior management team.

This team has changed progressively over the years with the current team being in place now for about three years.

The Board of Directors has also changed very significantly in the same period.

When Nick was recruited, the company was in complete disarray and there was in my opinion very little, if any real value in the company.

The coal business was an embarrassment to the company and there was a general view within the company, the Board and the market that the coal business was a liability and we should dispose of it as soon as possible.

This business actually lost $36 million (EBIT) in that year.

Last year this same business made $421 million (EBIT) – a turnaround of some $457 million – and $178 million in the most recent December half year.

The Mount Isa operation was paralysed by a major industrial dispute and the cost of producing a pound of copper at Mount Isa was approximately US$0.90/lb.

Last year it was US$0.57, and US$0.645 in the most recent December half year.

In fact eight years ago all of our operations were high cost and therefore relied on high commodity prices to be profitable.

In my opinion this company, if it had not improved to the extent it has, it could not have survived the extended downturn in commodity prices we have experienced in recent years.



We still had the disastrous European and North American investments to contend with, including the two European zinc smelters.

Through a combination of corporate restructuring, operational improvements and capital investments this company has made a remarkable recovery.

It has taken time, but in reality, the magnitude of the improvements we have accomplished cannot be achieved overnight.

I am not going to pretend that no mistakes have been made in that period either.

Alumbrera, in particular, gave us problems from the point of view of capital overrun and performance below our expectations, which certainly damaged our share price.

Three years ago that was addressed and the Alumbrera mine in Argentina now rates as one of the lowest cash cost large scale, open-cut copper-gold mines in the World.

Although the operational performance of our mines has improved remarkably over the years since the initial management changes, this improvement has been masked by the losses incurred in currency hedging and at the European smelters.

This has severely impacted our profitability and our cashflow, particularly in the last three years.

During that period, in fact two and a half years ago, we decided to progressively close out our currency hedge book and this together with the recent appreciation of the $A has seen currency hedging removed as an issue for the company.

We completed the exit from our European smelters last month with the announced sale of the property at Avonmouth.

Although there is still much work to be done to further improve our operational performance, particularly at Mount Isa, the company is now in very good shape to take advantage of improved commodity prices.

Our company is now a substantially different business from what it was only a few short years ago. If this offer succeeds all of these benefits will flow to Xstrata shareholders.

I now want to direct your attention to the future.



THIS COMPANY NOW HAS A FUTURE

We are now looking to the future by embarking on the next phase of the company's growth and performance improvement, unencumbered by European losses and the burden of substantial currency hedging losses.

While our coal and copper businesses are very competitive the primary challenge remains to convert our very substantial lead/zinc resources into a profitable business for our shareholders.

In order to achieve this profitable lead/zinc business, we are well advanced in a feasibility study into the application of our Albion Process to produce zinc metal on site at an expanded McArthur River mine.

We intend to use our strong technology capability to give us the competitive edge of producing zinc at a significantly lower cost than the rest of the world's zinc industry.

In our coal business we are developing a new coal mine at Rolleston and have approved plans to increase coal production at our NCA operations.

We have also recognised the significant size of the remaining mineral resources at Mount Isa and are now studying how to exploit those resources to build growth into our copper business.

While these developments will involve significant capital investment, they will be staged over time, only be committed to if potential returns are very good and if need be we would introduce new equity partners to reduce the size of capital outlay and ensure good returns to shareholders.

The plans and the studies for the future of our businesses are well thought out and are being progressed with the same resolve and commitment as that which has delivered the changes to this company over the recent years.

It is at this point in the redevelopment of the company that this takeover offer of $1.72, which values the company at $3.4 billion, was announced.

I am not surprised to see this corporate interest in the company as I have said on a number of occasions that I would expect the industry will recognise the value in MIM before the market does. And this is exactly what has happened.



Although we are pleased to see this value beginning to be recognised I believe this particular offer for the company is too low and I recommend shareholders vote against it.

I want to emphasise that I do not oppose a takeover bid for MIM – to me it is purely a question of value for our shareholders.

Just as you should not sell a house that is in good order when the real estate market is depressed, we should not be selling our company now – not at this price.

Commodities markets are depressed, the world has just witnessed a war in Iraq, and the major economies of the USA, Japan and Europe are still struggling.

The market environment is therefore not right to be selling our house – most certainly not at $1.72 per share.

IN JANUARY 2000 THE SHARE PRICE REACHED $1.75 BUT THE COMPANY WAS IN A MUCH WORSE POSITION THAN IT IS TODAY

I have been asked a number of times since the agreement with Xstrata was announced in April this year "Why do you believe the MIM share price will in time exceed the offer price of $1.72".

I mentioned in a press release last weekend, and it is clearly shown on page 62 of the Information Memorandum, that MIM shares last traded at about $1.72 in January 2000, that is, a little over three years ago.

The major problems that I believe have depressed MIM's share price in the intervening period have as recently as last month been overcome, namely:

- European zinc smelter losses have gone as of 22 May with the announced sale of the Avonmouth property. We have successfully exited the loss making European smelters at a cost significantly less than we estimated to the market last year.

- Currency hedging – Following the progressive close out of contracts and the recent appreciation of the Australian dollar, ongoing major cash losses in currency hedging should not be an issue. The cash break even exchange rate for close out of the hedge book is close to the current rate.


MIM

- Alumbrera performance – Not only has the performance of the Alumbrera copper-gold mine improved markedly, as I have mentioned, but MIM has now started to receive cash from the project and these cash returns will dramatically increase over the next two years as the balance of the project debt is repaid.

As a result, the major cash outflows from the European smelters have ceased, while at the same time cash inflows from Alumbrera have commenced and currency hedging at the current exchange rate is now not an issue.

These are major differences.

But that is not the whole picture.

There are other more specific improvements which we have achieved since the share price reached $1.75 in January 2000.

These include:

A 30% increase in coal production, achievement of 100% ownership of Ernest Henry and Ravenswood, the Moura transaction equity capital raising and the identification of major growth projects that are internally identified and are not encumbered by a buy-in price.

CLOSING STATEMENT

In summary, I have stressed three important aspects to consider in making your decision:

- This is a different company today from only a few years ago – a much stronger company with much stronger businesses
- This company and its businesses now have a future which is well thought through and which will be executed with the same determined approach as we have applied to rebuilding this company over the recent past.
- Even three years ago, when the shares last traded greater than $1.72 per share, the company was nowhere near as strong a business as it is today.



The essential reasons for my confidence in my judgement that the Xstrata offer is opportunistic and inadequate is that:

1. We have disposed of our major cash drains.
2. The major capital projects of the last decade and Alumbrera in particular are starting to deliver.
3. The offer price and valuation gives shareholders little or none of the value upside potential in future growth projects.
4. We have management talent to achieve further operational improvement.

For those reasons, I would recommend that you reject the scheme.

Before I conclude my remarks, however, I want to publicly acknowledge and thank the employees of MIM, *our management team for their wonderful contribution and the part they played in restoring* value to our company to the extent that you, the shareholders, have this opportunity to decide whether to accept or reject an offer of $1.72 per share.

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: +61 (0) 7 3833 8285
Mobile: +61 (0) 419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: +61 (0)7 3833 8295
Mobile: +61 (0) 419 781 380